        REPORTS

Exhibit 99.2

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2020, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2020.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 18, 2021

ENERPLUS 2020 FINANCIAL SUMMARY             1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Enerplus Corporation’s and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income/(loss) and comprehensive income/(loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 18, 2021

2             ENERPLUS 2020 FINANCIAL SUMMARY

Management’s Responsibility for Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 18, 2021. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 18, 2021

ENERPLUS 2020 FINANCIAL SUMMARY             3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Enerplus Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Realizability of the deferred income tax asset associated with the Company’s Canadian operation.

As discussed in Note 17 to the consolidated financial statements, as of December 31, 2020, the Company had recognized a deferred income tax asset of $607 million of which $211 million relates to the Company’s Canadian operations. The Company estimated that there is a greater than 50 percent likelihood that the deferred income tax asset will be realized. The determination of the deferred income tax asset associated with the Canadian operation involves a number of estimates, including the future cash flows associated with the estimated proved and probable oil and gas reserves of the Canadian operation (“Canadian reserves”). The estimation of the Canadian reserves requires the expertise of independent reservoir engineering specialists, who take into consideration assumptions related to its forecasted production, forecasted operating, royalty and capital cost assumptions and forecasted oil and gas prices (“reserve assumptions”). The Company engages independent reservoir engineering specialists to estimate the Canadian reserves.

We identified the evaluation of the realizability of the Canadian operation’s deferred income tax asset as a critical audit matter. Changes in reserve assumptions could have had a significant impact on the determination on the Company’s ability to realize the Canadian operation’s deferred income tax asset and the amount of a valuation allowance, if any. A high degree of auditor judgment was required in evaluating the Canadian reserve assumptions which were inputs to derive the recognized deferred income tax asset. Additionally, the evaluation of this estimate required specialized skills and knowledge.

4             ENERPLUS 2020 FINANCIAL SUMMARY

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the realizability of the Canadian deferred income tax assets, including controls over the estimation of the Canadian reserves and the related reserve assumptions. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who estimated the Canadian reserves. We evaluated the methodology used by independent reservoir engineering specialists to estimate the Canadian reserves for compliance with regulatory standards. We compared the 2020 actual production, operating, royalty and capital costs of the Canadian operations to those estimates used in the prior year’s estimate of the proved reserves associated with the Canadian operations to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the Canadian reserves by comparing them to those published by other reserve engineering firms. We assessed the estimates of forecasted production and forecasted operating, royalty and capital cost assumptions used in the Canadian reserves by comparing them to historical results. We involved Canadian income tax professionals with specialized skills and knowledge who assisted in evaluating the application of relevant tax laws and regulations used in the determination of the recognized deferred income tax asset.

Impact of estimated proved oil and gas reserves on the calculations of depletion expense and the ceiling test related to oil and gas properties.

As discussed in Note 2(d) to the consolidated financial statements, the Company depletes its oil and gas properties each quarter using the unit-of-production method on a country-by-country basis for Canada and the United States of America. Under such method, capitalized costs by country are depleted over the estimated proved oil and gas reserves for each of Canada and the United States of America (“country proved reserves”). For the year ended December 31, 2020, the Company recorded depletion, depreciation and accretion expense of $293 million. Additionally, as discussed in Note 2(d) to the consolidated financial statements, the Company is required to perform a quarterly ceiling test calculation on a country-by-country basis for Canada and the United States of America. For the year ended December 31, 2020, the Company recorded ceiling test impairments of $995 million. The Company limits the capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, by country, to the estimated future net cash flows from country proved reserves discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved oil and gas properties. The estimation of country proved reserves, which are used in the calculations of depletion and the ceiling test, requires the expertise of independent reservoir engineering specialists, who take into consideration reserve assumptions. The estimated future net cash flows are calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices. The Company engages independent reservoir engineering specialists to estimate country proved reserves.

We identified the assessment of the impact of estimated country proved reserves on the calculations of depletion expense and the ceiling test related to oil and gas properties as a critical audit matter. Changes in reserve assumptions could have had a significant impact on the calculations of depletion expense and the ceiling tests. A high degree of auditor judgment was required in evaluating the country proved reserves, and related reserve assumptions, which were an input to the calculations of depletion expense and the ceiling test.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculations of depletion expense and the ceiling test, including controls over the estimation of the country proved reserves and the related reserve assumptions. We assessed the calculations of depletion expense and the ceiling test for compliance with regulatory standards. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who estimated the country proved reserves. We evaluated the methodology used by the independent reservoir engineering specialists to estimate country proved reserves for compliance with regulatory standards. We compared the Company’s 2020 actual production, operating, royalty and capital costs by country to those estimates used in the prior year estimate of country proved reserves to assess the Company’s ability to accurately forecast. We assessed the estimates of forecasted production and forecasted operating, royalty and capital cost assumptions used in the country proved reserves by comparing them to historical results.

Valuation of goodwill for the U.S. reporting unit

As discussed in note 5(b) to the consolidated financial statements the Company recorded goodwill impairment of $203 million related to the U.S. reporting unit. The Company assesses goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit’s fair value. The estimated fair value of the U.S. reporting unit involves a number of estimates, including the future cash flows associated with the estimated proved oil and gas reserves of the U.S. reporting unit (“U.S. proved reserves”) and the discount rate. The estimation of future cash flows associated with the U.S. proved reserves, requires the expertise of independent reservoir engineering specialists, who take into consideration reserve assumptions. The Company engages independent reservoir engineering specialists to estimate the U.S. proved reserves.

ENERPLUS 2020 FINANCIAL SUMMARY             5

We identified the assessment of the valuation of goodwill for the U.S. reporting unit as a critical audit matter. Changes in reserve assumptions and the discount rate could have had a significant impact on the calculation of the fair value of the U.S. reporting unit. A high degree of auditor judgment was required in evaluating the Company’s estimate of future cash flows associated with the U.S. proved reserves, and related reserve assumptions, and the discount rate, which were inputs to the calculation of the fair value of the U.S. reporting unit.  Additionally, the evaluation of these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s determination of the fair value of the U.S. reporting unit, including controls related to the development of the discount rate and the estimation of future cash flows associated with the U.S. proved reserves and the related reserve assumptions. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who estimated the U.S. proved reserves. We evaluated the methodology used by the independent reservoir engineering specialists to estimate the U.S. proved reserves for compliance with regulatory standards. We compared the Company’s 2020 actual production, operating, royalty and capital costs of the U.S. reporting unit to those estimates used in the prior year’s estimate of the U.S. proved reserves to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the U.S. proved reserves by comparing them to those published by other reserve engineering firms. We assessed the estimates of forecasted production and forecasted operating, royalty and capital cost assumptions used in the U.S. proved reserves by comparing them to historical results. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company’s determination of the discount rate, by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate. The valuations specialist evaluated the Company’s estimate of fair value of the U.S. reporting unit by comparing it to publicly available market data and valuation metrics for comparable entities or asset transactions.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Calgary, Canada

February 18, 2021

6             ENERPLUS 2020 FINANCIAL SUMMARY

       STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$114,455	$151,649
Accounts receivable	3	106,209	176,119
Income tax receivable	13	167	27,770
Derivative financial assets	15	3,550	10,570
Other current assets		7,137	2,990
		231,518	369,098
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	4, 5	575,559	1,547,362
Other capital assets, net	4	19,524	20,244
Property, plant and equipment		595,083	1,567,606
Right-of-use assets	9	32,853	48,729
Goodwill	5, 17	—	194,015
Deferred income tax asset	13	607,001	372,502
Income tax receivable	13	—	13,852
Total Assets		$1,466,455	$2,565,802

Liabilities
Current liabilities
Accounts payable	6	$251,822	$291,540
Dividends payable		2,225	2,217
Current portion of long-term debt	7	103,836	105,998
Derivative financial liabilities	15	19,261	2,734
Current portion of lease liabilities	9	13,391	17,541
		390,535	420,030
Long-term debt	7	386,586	500,635
Asset retirement obligation	8	130,208	138,049
Lease liabilities	9	23,446	35,530
		540,240	674,214
Total Liabilities		930,775	1,094,244

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value
Issued and outstanding: December 31, 2020 – 223 million shares
December 31, 2019 – 222 million shares	14	3,096,969	3,088,094
Paid-in capital		50,604	59,490
Accumulated deficit		(2,932,017)	(1,984,365)
Accumulated other comprehensive income		320,124	308,339
		535,680	1,471,558
Total Liabilities & Shareholders' Equity		$1,466,455	$2,565,802

Commitments and Contingencies	16
Subsequent Events	19

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

/s/ Hilary Foulkes	/s/ Robert B. Hodgins
Director	Director

ENERPLUS 2020 FINANCIAL SUMMARY             7

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2020	2019	2018
Revenues
Crude oil and natural gas sales, net of royalties	10	$737,205	$1,254,806	$1,292,736
Commodity derivative instruments gain/(loss)	15	108,819	(66,071)	88,232
		846,024	1,188,735	1,380,968
Expenses
Operating		263,575	290,766	238,261
Transportation		132,386	144,903	123,463
Production taxes		49,900	83,109	87,286
General and administrative	11	57,583	72,853	75,783
Depletion, depreciation and accretion		293,156	356,830	304,274
Asset impairment	5	994,776	—	—
Goodwill impairment	5	202,767	451,121	—
Interest		28,362	33,919	36,799
Foreign exchange (gain)/loss	12	1,338	(25,378)	39,521
Other expense/(income)		6,303	(7,529)	(5,909)
		2,030,146	1,400,594	899,478
Income/(Loss) Before Taxes		(1,184,122)	(211,859)	481,490
Current income tax expense/(recovery)	13	(14,525)	(33,414)	(27,093)
Deferred income tax expense/(recovery)	13	(246,230)	81,275	130,304
Net Income/(Loss)		$(923,367)	$(259,720)	$378,279

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		9,583	(80,602)	125,817
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt, net of tax		2,202	—	—
Other Comprehensive Income/(Loss)		11,785	(80,602)	125,817

Total Comprehensive Income/(Loss)		$(911,582)	$(340,322)	$504,096

Net Income/(Loss) per Share
Basic	14	$(4.15)	$(1.12)	$1.55
Diluted	14	$(4.15)	$(1.12)	$1.53

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

8             ENERPLUS 2020 FINANCIAL SUMMARY

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31 (CDN$ thousands)	2020	2019	2018
Share Capital
Balance, beginning of year	$3,088,094	$3,337,608	$3,386,946
Purchase of common shares under Normal Course Issuer Bid	(4,731)	(253,920)	(82,596)
Share-based compensation – treasury settled	13,824	4,406	23,389
Stock Option Plan – cash	(218)	—	9,138
Stock Option Plan – exercised	—	—	731
Balance, end of year	$3,096,969	$3,088,094	$3,337,608

Paid-in Capital
Balance, beginning of year	$59,490	$46,524	$75,375
Share-based compensation – cash settled (tax withholding)	(7,232)	(4,952)	—
Share-based compensation – cash settled	—	—	(30,648)
Share-based compensation – equity settled	(13,824)	(4,406)	(23,389)
Share-based compensation – non-cash	12,170	22,324	25,917
Stock Option Plan – exercised	—	—	(731)
Balance, end of year	$50,604	$59,490	$46,524

Accumulated Deficit
Balance, beginning of year	$(1,984,365)	$(1,772,084)	$(2,124,676)
Purchase of common shares under Normal Course Issuer Bid	2,195	75,127	3,569
Net income/(loss)	(923,367)	(259,720)	378,279
Cancellation of predecessor shares	218	—	—
Dividends declared ($0.12 per share)	(26,698)	(27,688)	(29,256)
Balance, end of year	$(2,932,017)	$(1,984,365)	$(1,772,084)

Accumulated Other Comprehensive Income
Balance, beginning of year	$308,339	$388,941	$263,124
Unrealized gain/(loss) on foreign currency translation	9,583	(80,602)	125,817
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt, net of tax	2,202	—	—
Balance, end of year	$320,124	$308,339	$388,941
Total Shareholders’ Equity	$535,680	$1,471,558	$2,000,989

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2020 FINANCIAL SUMMARY             9

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2020	2019	2018
Operating Activities
Net income/(loss)		$(923,367)	$(259,720)	$378,279
Non-cash items add/(deduct):
Depletion, depreciation and accretion		293,156	356,830	304,274
Asset impairment	5	994,776	—	—
Goodwill impairment	5	202,767	451,121	—
Changes in fair value of derivative instruments	15	23,547	81,733	(124,266)
Deferred income tax expense/(recovery)	13	(246,230)	81,275	130,304
Foreign exchange (gain)/loss on debt and working capital	12	1,931	(34,085)	58,628
Share-based compensation and general and administrative	11, 14	12,726	23,044	25,917
Translation of U.S. dollar cash held in Canada (gain)/loss	12	(1,147)	8,794	(19,630)
Asset retirement obligation expenditures	8	(17,709)	(16,715)	(11,263)
Changes in non-cash operating working capital	18	105,915	1,963	(3,459)
Cash flow from operating activities		446,365	694,240	738,784

Financing Activities
Repayment of senior notes	7	(114,010)	(59,429)	(29,044)
Proceeds from the issuance of shares (net of issue costs)	14	—	—	9,138
Purchase of common shares under Normal Course Issuer Bid	14	(2,536)	(178,793)	(79,027)
Share-based compensation – cash settled (tax withholding)	14	(7,232)	(4,952)	—
Dividends	14,18	(26,690)	(27,866)	(29,282)
Cash flow from/(used in) financing activities		(150,468)	(271,040)	(128,215)

Investing Activities
Capital and office expenditures	18	(333,279)	(606,966)	(604,110)
Property and land acquisitions	4	(10,121)	(24,362)	(18,009)
Property divestments	4	6,145	9,539	(919)
Cash flow from/(used in) investing activities		(337,255)	(621,789)	(623,038)
Effect of exchange rate changes on cash and cash equivalents		4,164	(13,089)	29,248
Change in cash and cash equivalents		(37,194)	(211,678)	16,779
Cash and cash equivalents, beginning of year		151,649	363,327	346,548
Cash and cash equivalents, end of year		$114,455	$151,649	$363,327

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

10             ENERPLUS 2020 FINANCIAL SUMMARY

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements (“Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus’ Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been restated to conform with current period presentation.

i. Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus’ reporting currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets, impairment assessments of goodwill and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous estimates and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

In early March 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic. Responses to the spread of COVID-19 have resulted in a challenging economic climate, with more volatile commodity prices and foreign exchange rates, and a decline in long-term interest rates. Although global economies have begun to recover, markets remain volatile and the timing of a full economic recovery remains uncertain. It is difficult to reliably estimate the length or severity of these developments and their financial impact. The impacts of the economic downturn to Enerplus have been considered in management’s estimates described above at December 31, 2020; however, estimates made during periods of extreme volatility are subject to a higher level of uncertainty and as a result, there may be further prospective material impacts in future periods.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled crude oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

iv. Business Combinations

The acquisition method of accounting is used to account for acquisitions that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

ENERPLUS 2020 FINANCIAL SUMMARY             11

b) Revenue

Revenue from the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers, net of sales taxes. Enerplus recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the contractual delivery points.

Enerplus evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent.  In making this evaluation, management considers if Enerplus retains control of the product being delivered to the end customer. As part of this assessment, management considers whether the Company retains the economic benefits associated with the good being delivered to the end customer. Management also considers whether the Company has the primary responsibility for the delivery of the product, the ability to establish prices or the inventory risk. If Enerplus acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.

c) Transportation

Enerplus generally sells crude oil and natural gas under two types of agreements which are common in our industry. Both types of agreements include a transportation charge.  One is a net-back arrangement, under which the Company sells crude oil or natural gas at the wellhead and collects a price, net of the transportation incurred by the purchaser.  In this case, sales are recorded at the price received from the purchaser, net of transportation costs.

Under the other arrangement, Enerplus sells crude oil or natural gas at a specific delivery point, pays transportation to a third party and receives proceeds from the purchaser with no transportation deduction.  In this case, transportation costs are recorded as transportation expense on the Consolidated Statements of Income/(Loss).  Due to these two distinct selling arrangements, Enerplus’ computed realized prices, before the impact of derivative instruments, include revenues which are reported under two separate bases.

d) Crude oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its crude oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding crude oil and natural gas reserves are capitalized, including general and administrative costs attributable to these activities. These costs are recorded on a country-by-country cost centre basis as crude oil and natural gas properties subject to depletion (“full cost pool”). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved crude oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the simple average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis each quarter. Enerplus limits capitalized costs of proved and unproved crude oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, to the estimated future net cash flows from proved crude oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties (“the ceiling”). This discount rate is not adjusted for current market trends, changes in the cost of capital and the potential impacts, if any, on the discount rate due to climate change factors. The ultimate period in which global energy markets can fully transition from carbon-based sources to alternative energy is highly uncertain. The estimated future net cash flows are calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher crude oil and natural gas prices subsequently increase the ceiling.

Under full cost accounting rules, divestitures of crude oil and natural gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss.  However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss must be recognized.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements, computer equipment and Company owned line-fill in third party pipelines. Line fill is recorded at lower of cost and net realizable value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

12             ENERPLUS 2020 FINANCIAL SUMMARY

f) Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with maturities of less than 90 days.

g) Goodwill

Enerplus recognizes goodwill relating to business acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that related to U.S. operations fluctuated due to changes in foreign exchange rates. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

Goodwill is assessed for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus first performs a qualitative assessment to determine whether events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed.  If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit’s fair value, with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The estimated fair value of the reporting unit involves numerous estimates including the estimated cash flows from proved reserves (and in certain periods probable reserves) associated with the reporting unit and the appropriate discount rate to apply to the estimated cash flows. The discount rate is based on the estimated cost of capital.

h) Asset Retirement Obligations

Enerplus’ crude oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. Upon recognition, the liability is recorded at its estimated fair value. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded to depreciation, depletion and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

i) Leases

Enerplus determines if an arrangement is a lease at inception. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating and finance leases are included in right-of-use (“ROU”) assets and the associated lease liability in the Consolidated Balance Sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease term. A corresponding ROU asset is recognized at the amount of the lease liability, adjusted for lease incentives received. Enerplus uses the implicit rate when readily available, or uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Enerplus’ lease terms may have options to extend or terminate the lease which are included in the calculation of lease liabilities when it is reasonably certain that it will exercise those options. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Lease agreements contain both lease and non-lease components which are accounted for separately. For certain equipment leases, a portfolio approach is applied to effectively account for the ROU assets and liabilities. Prior to January 1, 2019, the Company applied lease accounting in accordance with ASC 840. Results reported for 2020 and 2019 reflect the application of the new guidance while the 2018 comparative results were prepared and reported under previous lease guidance.

j) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment.

ENERPLUS 2020 FINANCIAL SUMMARY             13

The expected future taxable income considered in the analysis of the valuation allowance is based on cash flows from the proven and probable reserves. The estimated cash flows from proven and probable reserves is subject to numerous estimates and judgments and involves the use of independent reserve evaluators. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required.  The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest expense related to income tax are recognized in income tax expense.

k) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, and when disclosing the fair value of financial instruments on certain non-financial items, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

●   Level 1  –  Inputs represent quoted market prices in active markets for identical assets or liabilities.

●   Level 2  –  Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

●   Level 3  – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

The carrying amount of cash, accounts receivable, income tax receivable, accounts payable, dividends payable and bank credit facilities reported on the Consolidated Balance Sheets approximates fair value. The fair value of the senior notes are considered a level 2 fair value measurement. The fair value of debt has been disclosed in Note 15.

The Company uses the current expected credit loss model for its accounts receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty’s present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within general and administrative expense in the Consolidated Statement of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

Enerplus has designated certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. These non-derivative financial instruments will be accounted for under hedge accounting. To be accounted for as a hedge, the U.S. dollar denominated debt must be designated as an effective hedge, both at inception and on an ongoing basis. The required hedge documentation defines the relationship between the U.S. dollar denominated debt and the net investment in the U.S. subsidiary, as well as the Company’s risk management objective and strategy for undertaking the hedging transaction. The Company formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the U.S. dollar denominated debt are highly effective in offsetting changes in fair value of the net investment in the U.S. subsidiary. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment. Prior to January 1, 2020, the Company did not apply hedge accounting to the net investment in foreign operations and unrealized gains and losses were recognized in net income/loss at the end of the respective reporting period.

14             ENERPLUS 2020 FINANCIAL SUMMARY

A reduction in the fair value of the net investment in the U.S. subsidiary or increase in the U.S. dollar denominated debt may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied and subsequent gains or losses are recorded through net income/(loss).

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

Enerplus has not designated its financial derivative contracts as effective accounting hedges and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all remaining financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus’ accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Realized gains and losses from commodity price risk management activities are recognized in income when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in income based on the changes in fair value of the contracts at the end of the respective reporting period.

Enerplus’ crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company’s expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

l) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to the functional currency of the entity (Canadian dollars) using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the entity using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus’ U.S. operations, which has a U.S. dollar functional currency, are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment which is recorded in accumulated other comprehensive income.

m) Share-Based Compensation

Enerplus’ share-based compensation plans include equity-settled Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) awards made pursuant to its Share Award Incentive Plan (“SAIP”). The Company is authorized to issue up to 4.5% of outstanding common shares from treasury under the SAIP. Enerplus also has a cash-settled Deferred Share Unit (“DSU”) Plan for Directors (“Director DSU Plan”) and a cash-settled RSU Plan for Directors (“Director RSU Plan”).

i. Long-term Incentive (“LTI”) Plans

For RSU awards granted under the SAIP, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

For PSU awards granted under the SAIP, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on the value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus’ performance compared to a peer group of both Canadian and U.S. crude oil and natural gas producers over the vesting period.

ENERPLUS 2020 FINANCIAL SUMMARY             15

Under Enerplus’ Director DSU Plan and Director RSU Plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual equity retainer value. Directors may elect to receive all or a portion of their notional shares under either plan. Under the Director DSU Plan, units vest and are paid at a specified date following the director leaving the Board. Under the Director RSU Plan, units vest one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period. All Director DSU and RSU grants are settled in cash.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, net of realized forfeitures, based on the estimated grant date share price fair value of the respective awards. The grant date fair value is based on the Company’s 20 day volume weighted average price on December 31 prior to the grant date. The fair value for the PSUs is adjusted for the outcome of the performance condition. Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital. Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management’s estimate is recorded to share-based compensation. On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

Enerplus recognizes a liability with respect to its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

ii. Stock options

Enerplus’ Stock Option Plan was suspended in 2014 and is now closed. Remaining outstanding stock options expired in March 2020.

n) Net Income/(Loss) Per Share

Basic net income/(loss) per common share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options and outstanding RSU’s and PSU’s would be used to repurchase common shares at the average market price.

o) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

p) Accounting Changes and Recent Pronouncements Issued

Except for the changes below, the Company has consistently applied the accounting policies to all periods presented in these Consolidated Financial Statements, effective January 1, 2020:

●	ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) – The change was applied prospectively and was applied to the 2020 impairment of goodwill (Refer to Note 5).
●	ASC 815 – Derivatives and Hedging – relating to the net investment in foreign operations for which the U.S. dollar is the functional currency. Effective January 1, 2020, foreign exchange gains and losses on Enerplus’ U.S. denominated debt are recorded in other comprehensive income along with translation gains and losses on Enerplus’ net investment in the U.S. Hedge accounting was applied prospectively thus the change did not impact comparative figures.
●	ASC 326 – Financial Instruments – Credit Losses – modified retrospective method. The adoption of the standard had no impact on the financial statements.

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2020	December 31, 2019
Accrued revenue	$93,147	$142,048
Accounts receivable – trade	16,641	37,736
Allowance for doubtful accounts	(3,579)	(3,665)
Total accounts receivable, net of allowance for doubtful accounts	$106,209	$176,119

16             ENERPLUS 2020 FINANCIAL SUMMARY

4) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As at December 31, 2020		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$15,227,076	$(14,651,517)	$575,559
Other capital assets	127,527	(108,003)	19,524
Total PP&E	$15,354,603	$(14,759,520)	$595,083

		Accumulated Depletion,
As at December 31, 2019		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$15,088,724	$(13,541,362)	$1,547,362
Other capital assets	125,265	(105,021)	20,244
Total PP&E	$15,213,989	$(13,646,383)	$1,567,606
(1)	All of the Company’s unproved properties are included in the full cost pool.

Acquisitions:

For the years ended December 31, 2020 and 2019, Enerplus acquired property and land totaling $10.1 million and $24.4 million, respectively.

Divestments:

For the years ended December 31, 2020 and 2019, Enerplus disposed of properties for proceeds of $6.1 million and $9.6 million, respectively.

5) IMPAIRMENT

a) Impairment of PP&E

($ thousands)	2020	2019	2018
Crude oil and natural gas properties:
Canada cost centre	$134,349	$—	$—
U.S. cost centre	860,427	—	—
Total impairment expense	$994,776	$—	$—

The PP&E impairments for the year ended December 31, 2020 were due to lower twelve-month average trailing crude oil and natural gas prices. There was no PP&E impairments recorded for the years ended December 31, 2019 and 2018. The primary factors that will affect future ceiling values include future first-day-of-the-month commodity prices, reserves revisions, capital expenditure levels and timing, acquisition and divestment activity, and production levels. The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling test as at December 31, 2020, 2019 and 2018:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub Gas	Exchange Rate
Period	US$/bbl	CDN$/bbl	US$/Mcf	US$/CDN
2020	$39.54	$45.56	$2.00	1.34
2019	55.85	66.73	2.58	1.33
2018	65.56	69.58	3.10	1.28

b) Impairment of Goodwill

Enerplus recorded goodwill impairment of $202.8 million related to its U.S. reporting unit for the year ended December 31, 2020 (December 31, 2019 - $451.1 million for the Canadian reporting unit). The impairment was a result of lower commodity prices, which resulted in a reduction in the fair value of the U.S. reporting unit. The U.S reporting unit for the goodwill impairment test was based on its reserve values at forecasted prices and costs at June 30, 2020. At December 31, 2020, there was no goodwill remaining on the Company’s Condensed Consolidated Balance Sheet. There was no goodwill impairment for the year ended December 31, 2018.

ENERPLUS 2020 FINANCIAL SUMMARY             17

The fair value of the U.S. reporting unit was estimated using proved reserves as at the measurement date base on forward price curves as determined by external reserve engineers and discounted using an estimated after-tax discount rate of 15%. The estimated fair value of the reporting units is considered a level 3 fair value under the fair value hierarchy.

6) ACCOUNTS PAYABLE

($ thousands)	December 31, 2020	December 31, 2019
Accrued payables	$107,254	$105,928
Accounts payable – trade	144,568	185,612
Total accounts payable	$251,822	$291,540

7) DEBT

($ thousands)	December 31, 2020	December 31, 2019
Current:
Senior notes	$103,836	$105,998
Long-term:
Bank credit facility	$—	$—
Senior notes	386,586	500,635
Total debt	$490,422	$606,633

Bank Credit Facility

Enerplus has a senior unsecured, covenant-based, US$600 million bank credit facility that matures on October 31, 2023. Drawn fees range between 125 and 315 basis points over bankers’ acceptance and LIBOR rates. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility or repay the entire balance at the end of the term. At December 31, 2020, Enerplus was undrawn on the facility (December 31, 2019 –undrawn).

Senior Notes

During 2020, Enerplus made its fourth US$22 million principal repayment on its 2009 senior notes and its first US$59.6 million principal repayment on its 2012 senior notes. During 2019, Enerplus made its third US$22 million principal repayment on its 2009 senior notes and a $30 million bullet repayment on its 2012 senior notes. During 2018, Enerplus made its second US$22 million principal repayment on its 2009 senior notes.

The terms and rates of the Company’s outstanding senior notes are detailed below:

				Original	Remaining	CDN$ Carrying
			Coupon	Principal	Principal	Value
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$133,613
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,450
May 15, 2012	May 15 and Nov 15	4 equal annual installments beginning May 15, 2021	4.40%	US$355,000	US$238,400	303,364
June 18, 2009	June 18	Final installment on June 18, 2021	7.97%	US$225,000	US$22,000	27,995
				Total carrying value		$490,422

18             ENERPLUS 2020 FINANCIAL SUMMARY

8) ASSET RETIREMENT OBLIGATION

($ thousands)	December 31, 2020	December 31, 2019
Balance, beginning of year	$138,049	$126,112
Change in estimates	1,331	23,362
Property acquisition and development activity	2,246	2,068
Divestments	(1,030)	(2,760)
Settlements	(17,709)	(16,715)
Accretion expense	7,321	5,982
Balance, end of year	$130,208	$138,049

Enerplus has estimated the present value of its asset retirement obligation to be $130.2 million at December 31, 2020 based on a total undiscounted, uninflated liability of $348.4 million (December 31, 2019 – $138.0 million and $344.7 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.35% and inflation rate of 0.9% (December 31, 2019 – 5.50% and 1.8%, respectively). The majority of Enerplus’ asset retirement obligation expenditures are expected to be incurred between 2024 and 2046.

9) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with other U.S. GAAP.

($ thousands)	December 31, 2020	December 31, 2019
Assets
Operating right-of-use assets	$32,853	$48,729
Liabilities
Current operating lease liabilities	$13,391	$17,541
Non-current operating lease liabilities	23,446	35,530
Total lease liabilities	$36,837	$53,071

Weighted average remaining lease term (years)
Operating leases	3.9	4.3

Weighted average discount rate
Operating leases	4.2%	4.1%

The components of lease expense for the year ended December 31, 2020 and 2019 are as follows:

($ thousands)	2020	2019
Operating lease cost	$16,585	$19,546
Variable lease cost	1,753	(63)
Short-term lease cost	9,512	15,332
Sublease income	(1,476)	(1,072)
Total	$26,374	$33,743

ENERPLUS 2020 FINANCIAL SUMMARY             19

Maturities of lease liabilities, all of which are classified as operating leases at December 31, 2020, are as follows:

Maturity of Lease Liabilities
($ thousands)	Operating Leases
2021	$14,643
2022	8,285
2023	6,963
2024	6,202
2025	1,202
After 2025	2,696
Total lease payments	$39,991
Less imputed interest	(3,154)
Total discounted lease payments	$36,837
Current portion of lease liabilities	$13,391
Non-current portion of lease liabilities	$23,446

Supplemental information related to leases are as follows:

($ thousands)	2020	2019
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$16,142	$18,637
Right-of-use assets obtained/(terminated) in exchange for lease obligations:
Operating leases	$(1,752)	$20,818

10) CRUDE OIL AND NATURAL GAS SALES

($ thousands)	2020	2019	2018
Crude oil and natural gas sales	$923,546	$1,572,955	$1,610,899
Royalties(1)	(186,341)	(318,149)	(318,163)
Crude oil and natural gas sales, net of royalties	$737,205	$1,254,806	$1,292,736
(1)	Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

Crude oil and natural gas revenue by country and by product for the years ended December 31, 2020 and 2019 are as follows:

2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$96,498	$78,798	$12,307	$3,452	$1,942
United States	640,707	508,294	119,030	13,233	149
Total	$737,205	$587,092	$131,337	$16,685	$2,091

2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$177,299	$145,814	$21,776	$7,158	$2,551
United States	1,077,507	847,182	215,963	14,355	7
Total	$1,254,806	$992,996	$237,739	$21,513	$2,558
(1)	Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

Enerplus sells the majority of its production pursuant to variable-price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas liquids or natural gas to the contract counterparty.

Crude oil, natural gas and natural gas liquids are sold under contracts of varying terms, including multi-year contracts. Revenues are typically collected in the month following production.

20             ENERPLUS 2020 FINANCIAL SUMMARY

11) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2020	2019	2018
General and administrative expense(1)	$44,584	$49,532	$49,943
Share-based compensation expense	12,999	23,321	25,840
General and administrative expense	$57,583	$72,853	$75,783
(1)	Includes non-cash lease expense/(inducement) of $(288) in 2020 and $(720) in 2019.

12) FOREIGN EXCHANGE

($ thousands)	2020	2019	2018
Realized:
Foreign exchange (gain)/loss	$554	$(87)	$523
Translation of U.S. dollar cash held in Canada (gain)/loss	(1,147)	8,794	(19,630)
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	1,931	(34,085)	58,628
Foreign exchange (gain)/loss	$1,338	$(25,378)	$39,521

13) INCOME TAXES

Enerplus’ provision for income tax is as follows:

($ thousands)	2020	2019	2018
Current tax
Canada	$—	$(13,910)	$(400)
United States	(14,525)	(19,504)	(26,693)
Current tax expense/(recovery)	(14,525)	(33,414)	(27,093)
Deferred tax
Canada	$(24,584)	$11,023	$3,915
United States	(221,646)	70,252	126,389
Deferred tax expense/(recovery)	(246,230)	81,275	130,304
Income tax expense/(recovery)	$(260,755)	$47,861	$103,211

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2020	2019	2018
Income/(loss) before taxes
Canada	$(13,507)	$(437,571)	$104,204
United States	(1,170,615)	225,712	377,286
Total income/(loss) before taxes	(1,184,122)	(211,859)	481,490
Canadian statutory rate	24.00%	26.50%	27.00%
Expected income tax expense/(recovery)	$(284,189)	$(56,143)	$130,002
Impact on taxes resulting from:
Foreign and statutory rate differences	$(37,451)	$27,446	$(23,859)
Share-based compensation	2,073	(5,398)	(18,102)
Capital gains and losses	17,261	3,994	7,254
Change in valuation allowance	(31,195)	(22,038)	6,292
Amounts in respect of prior periods	8,905	(19,451)	—
Non-deductible goodwill impairment and other expenses	63,841	119,451	1,624
Income tax expense/(recovery)	$(260,755)	$47,861	$103,211

During the year, the Alberta corporate income tax rate change resulted in a decrease to the Canadian statutory rate by 2.5% for 2020.

ENERPLUS 2020 FINANCIAL SUMMARY             21

The deferred income tax asset consists of the following:

As at December 31 ($ thousands)	2020	2019
Deferred income tax assets
Property, plant and equipment	$177,799	$59,896
Tax loss carry-forwards and other credits	385,934	383,600
Capital loss carryforwards and other capital items	141,880	154,532
Asset retirement obligation	31,793	33,569
Derivative financial instruments	3,723	—
Other assets	8,486	12,219
Deferred income tax assets before valuation allowance	749,615	643,816
Valuation allowance	(142,614)	(169,129)
Deferred income tax assets, net	607,001	474,687
Deferred income tax liabilities
Property, plant and equipment	$—	$(100,328)
Derivative financial instruments	—	(1,857)
Total deferred income tax liabilities	—	(102,185)
Total deferred income tax asset	$607,001	$372,502

In 2020, $14.5 million was reclassified from deferred income tax asset to income tax receivable for the recognition of the final portion of the AMT refund. As of December 31, 2020, all outstanding AMT refunds have been received.

Loss carryforwards available for tax reporting purposes:

As at December 31 ($ thousands)	2020	Expiration Date
Canada
Capital losses	$1,053,000	Indefinite
Non-capital losses	284,000	2031-2039
United States
Net operating losses – prior to 2018	$875,000	2030-2040
Net operating losses – 2018 and thereafter	316,000	Indefinite

Changes in the balance of Enerplus’ unrecognized tax benefits are as follows:

($ thousands)	2020	2019	2018
Balance, beginning of year	$—	$13,300	$13,300
Increase - tax positions in prior periods	21,030	—	—
Settlements	—	(13,300)	—
Balance, end of year	$21,030	$—	$13,300

If recognized, all of Enerplus’ unrecognized tax benefits as at December 31, 2020 would affect Enerplus’ effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years
Canada – Federal	2015-2020
United States – Federal	2017-2020

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

22             ENERPLUS 2020 FINANCIAL SUMMARY

14) SHAREHOLDERS’ EQUITY

a) Share Capital

	2020		2019		2018
Authorized: unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	221,744	$3,088,094	239,411	$3,337,608	242,129	$3,386,946
Issued for cash:
Purchase of common shares under Normal Course Issuer Bid	(340)	(4,731)	(18,231)	(253,920)	(5,925)	(82,596)
Stock Option Plan	—	—	—	—	668	9,138
Non-cash:
Share-based compensation – settled(1)	1,160	13,824	564	4,406	2,539	23,389
Stock Option Plan – exercised	—	—	—	—	—	731
Cancellation of predecessor shares	(16)	(218)	—	—	—	—
Balance, end of year	222,548	$3,096,969	221,744	$3,088,094	239,411	$3,337,608
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes in 2020 and 2019.

The Company is authorized to issue an unlimited number of common shares without par value.

For the year ended December 31, 2020, Enerplus declared dividends of $0.12 per weighted average common share totaling $26.7 million (December 31, 2019 - $0.12 per share and $27.7 million, December 31, 2018 – $0.12 per share and $29.3 million).

Enerplus’ Normal Course Issuer Bid (“NCIB”) expired on March 25, 2020. All repurchases were made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to accumulated deficit.

For the year ended December 31, 2020, the Company repurchased 340,434 common shares under the NCIB at an average price of $7.44 per share, for total consideration of $2.5 million. Of the amount paid, $4.7 million was charged to share capital and $2.2 million was credited to accumulated deficit.

For the year ended December 31, 2019, the Company repurchased 18,231,401 common shares under the NCIB at an average price of $9.80 per share, for total consideration of $178.8 million. Of the amount paid, $253.9 million was charged to share capital and $75.1 million was credited to accumulated deficit.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2020	2019	2018
Cash:
Long-term incentive plans expense	$(1,411)	$689	$133
Non-Cash:
Long-term incentive plans expense	13,014	22,324	25,917
Equity swap (gain)/loss	1,396	308	(210)
Share-based compensation expense	$12,999	$23,321	$25,840

i)  LTI Plans

The following table summarizes the PSU, RSU and DSU activity for the year ended December 31, 2020:

For the year ended December 31, 2020	Cash-settled LTI Plans	Equity-settled LTI Plans		Total
(thousands of units)	DSU	PSU(1)	RSU
Balance, beginning of year	422	2,139	1,531	4,092
Granted	133	1,203	1,142	2,478
Vested	—	(652)	(741)	(1,393)
Forfeited	—	(138)	(107)	(245)
Balance, end of year	555	2,552	1,825	4,932
(1)	Based on underlying awards before any effect of the performance multiplier.

ENERPLUS 2020 FINANCIAL SUMMARY             23

Cash-settled LTI Plans

For the year ended December 31, 2020, the Company recorded a cash share-based compensation recovery of $1.4 million (2019 – expense of $0.7 million; 2018 – expense of $0.1 million).

As of December 31, 2020, a liability of $2.2 million (December 31, 2019 – $3.9 million) with respect to the Director DSU Plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2020 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$18,564	$13,474	$32,038
Unrecognized share-based compensation expense	7,444	5,497	12,941
Fair value	$26,008	$18,971	$44,979
Weighted-average remaining contractual term (years)	1.8	1.4
(1)	Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the year ended December 31, 2020 cash withholding taxes of $7.2 million were paid (2019 - $5.0 million, 2018 – nil).

ii) Stock Option Plan

At December 31, 2020, all stock options are fully vested and all non-cash share-based compensation expense has been fully recognized. All remaining outstanding stock options expired in March 2020.

The following table summarizes the stock option plan activity for the year ended December 31, 2020:

	Number of Options	Weighted Average
Year ended December 31, 2020	(thousands)	Exercise Price
Options outstanding, beginning of year	2,107	$14.24
Exercised	—	—
Forfeited	(8)	14.85
Expired	(2,099)	14.24
Options outstanding and exercisable, end of year	—	$—

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2020	2019	2018
Net income/(loss)	$(923,367)	$(259,720)	$378,279

Weighted average shares outstanding – Basic	222,503	231,334	244,076
Dilutive impact of share-based compensation(1)	—	—	3,185
Weighted average shares outstanding – Diluted	222,503	231,334	247,261
Net income/(loss) per share
Basic	$(4.15)	$(1.12)	$1.55
Diluted	$(4.15)	$(1.12)	$1.53
(1)	For the years ended December 31, 2020 and 2019, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

24             ENERPLUS 2020 FINANCIAL SUMMARY

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2020, the senior notes had a carrying value of $490.4 million and a fair value of $494.1 million (December 31, 2019 – $606.6 million and $613.8 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

There were no transfers between fair value hierarchy levels during the year.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following tables summarize the change in fair value for the respective years:

				Income
Gain/(Loss) ($ thousands)	2020	2019	2018	Statement Presentation
Equity Swaps	$(1,396)	$(308)	$210	G&A expense
Commodity Derivative Instruments:
Oil	(25,701)	(70,481)	114,822	Commodity derivative
Gas	3,550	(10,944)	9,234	instruments
Total Unrealized Gain/(Loss)	$(23,547)	$(81,733)	$124,266

The following table summarizes the effect of Enerplus’ commodity derivative instruments on the Consolidated Statements of Income/(Loss):

($ thousands)	2020	2019	2018
Change in fair value gain/(loss)	$(22,151)	$(81,425)	$124,056
Net realized cash gain/(loss)	130,970	15,354	(35,824)
Commodity derivative instruments gain/(loss)	$108,819	$(66,071)	$88,232

The following table summarizes the fair values at the respective year ends:

	December 31, 2020		December 31, 2019
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current
Equity Swaps	$—	$3,613	$—	$2,217
Commodity Derivative Instruments:
Oil	—	15,648	10,570	517
Gas	3,550	—	—	—
Total	$3,550	$19,261	$10,570	$2,734

The fair value of commodity derivative instruments and the equity swaps is estimated based on commodity and option pricing models that incorporates various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts of the contracts.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk and liquidity risk.

i)  Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

ENERPLUS 2020 FINANCIAL SUMMARY             25

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus’ price risk management positions at February 18, 2021:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Jan 1, 2021 – Mar 31, 2021
WTI Swap	5,000	45.55
WTI Purchased Put	15,000	40.53
WTI Sold Put	15,000	32.00
WTI Sold Call	15,000	50.29

Apr 1, 2021 – Jun 30, 2021
WTI Purchased Put	20,000	40.90
WTI Sold Put	20,000	32.00
WTI Sold Call	20,000	50.72
UHC Differential Swap	1,500	(1.80)

Jul 1, 2021 – Dec 31, 2021
WTI Purchased Put	23,000	46.39
WTI Sold Put	23,000	36.39
WTI Sold Call	23,000	56.70
UHC Differential Swap	1,500	(1.80)

Jan 1, 2022 – Dec 31, 2022
WTI Purchased Put	17,000	50.00
WTI Sold Put	17,000	40.00
WTI Sold Call	17,000	57.91
(1)	Transactions with a common term have been aggregated and presented as the weighted average price/bbl before premiums.
(2)	The total average deferred premium spent on our outstanding hedges is US$0.80/bbl from January 1, 2021 – December 31, 2021 and US$1.50/bbl from January 1, 2022 – December 31, 2022.

Natural Gas Instruments:

Instrument Type	MMcf/day	US$/Mcf

Mar 1, 2021 - Mar 31, 2021
NYMEX Swap	60,000	3.16

Apr 1, 2021 – Oct 31, 2021
NYMEX Swap	60,000	2.90
NYMEX Purchased Put	40,000	2.75
NYMEX Sold Put	40,000	2.15
NYMEX Sold Call	40,000	3.25

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a significant portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At December 31, 2020, Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

At December 31, 2020, all of Enerplus’ debt was based on fixed interest rates, and Enerplus did not have any interest rate derivatives outstanding.

26             ENERPLUS 2020 FINANCIAL SUMMARY

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing in 2021 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2020, approximately 82% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at December 31, 2020 was $3.6 million (December 31, 2019 – $3.7 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At December 31, 2020, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) COMMITMENTS AND CONTINGENCIES

a) Commitments

Enerplus has the following minimum annual commitments, excluding operating leases which are recorded in the lease liability (see Note 9):

		Minimum Annual Commitment Each Year
($ thousands)	Total	2021	2022	2023	2024	2025	Thereafter
Senior notes(1)	$490,422	$103,836	$128,014	$102,564	$102,564	$26,722	$26,722
Transportation commitments	289,993	44,539	30,393	29,358	29,088	29,101	127,514
Processing commitments	9,489	1,519	1,519	1,519	1,519	1,519	1,894
Total commitments(2)(3)	$789,904	$149,894	$159,926	$133,441	$133,172	$57,343	$156,131
(1)	Interest payments have not been included.
(2)	Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(3)	US$ commitments have been converted to CDN$ using the December 31, 2020 foreign exchange rate of 1.2725.

ENERPLUS 2020 FINANCIAL SUMMARY             27

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements.  In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2020 ($ thousands)	Canada	U.S.	Total
Crude oil and natural gas sales, net of royalties	$96,498	$640,707	$737,205
Depletion, depreciation and accretion	46,784	246,372	293,156
Property, plant and equipment	112,195	482,888	595,083
Deferred income tax asset	210,615	396,386	607,001

As at and for the year ended December 31, 2019 ($ thousands)	Canada	U.S.	Total
Crude oil and natural gas sales, net of royalties	$177,299	$1,077,507	$1,254,806
Depletion, depreciation and accretion	59,936	296,894	356,830
Property, plant and equipment	259,514	1,308,092	1,567,606
Deferred income tax asset	185,880	186,622	372,502
Goodwill	—	194,015	194,015
Long term income tax receivable	—	13,852	13,852

As at and for the year ended December 31, 2018 ($ thousands)	Canada	U.S.	Total
Crude oil and natural gas sales, net of royalties	$198,263	$1,094,473	$1,292,736
Depletion, depreciation and accretion	58,333	245,941	304,274
Property, plant and equipment	262,159	1,044,912	1,307,071
Deferred income tax asset	196,903	268,221	465,124
Goodwill	451,121	203,678	654,799
Long term income tax receivable	—	27,195	27,195

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Accounts receivable	$112,041	$8,493	$(45,385)
Other assets	(5,611)	4,475	(3,026)
Accounts payable	(515)	(11,005)	44,952
	$105,915	$1,963	$(3,459)

b) Changes in Other Non-Cash Working Capital

($ thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Non-cash financing activities(1)	$8	$(178)	$(26)
Non-cash investing activities(2)	$(37,509)	$17,682	$(3,753)
(1)	Relates to changes in dividends payable and included in dividends on the Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Consolidated Statements of Cash Flows.

c) Other

($ thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Income taxes paid/(received)	$(58,361)	$(71,890)	$(481)
Interest paid	$28,758	$33,991	$36,161

28             ENERPLUS 2020 FINANCIAL SUMMARY

19) SUBSEQUENT EVENTS

On January 25, 2021, the Company entered into a purchase agreement to acquire the equity interest of Bruin E&P HoldCo, LLC for total cash consideration of US$465 million, subject to customary purchase price adjustments (the “Bruin Acquisition”).  On the same date, we entered into a binding commitment letter for a new three-year senior unsecured US$400 million term loan to be fully drawn down on the closing date of the Bruin Acquisition to pay for a portion of the purchase price. We intend to fund the remaining portion of the purchase price with net proceeds from a $132.3 million bought deal equity financing, issuing 33,062,500 common shares at a price of $4.00 per common share, which we completed on February 3, 2021. The Bruin Acquisition is expected to close in early March 2021.

ENERPLUS 2020 FINANCIAL SUMMARY             29